

Alyssa Martinez Neumann

Senior Communications & Marketing Associate at Oregon Tilth |
Co-founder Mainstem Malt

Walla Walla, Washington, United States · Contact info

46 connections

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 Oregon Tilth

Experience

 **Oregon Tilth**
9 yrs 2 mos

Senior Communications & Marketing Associate
Jan 2020 – Present · 1 yr 5 mos

Communications & Marketing Coordinator
Apr 2012 – Present · 9 yrs 2 mos

 **Co-founder | Communications Manager**
Mainstem Malt
2015 – Present · 6 yrs

Volunteer experience

 **Board Of Directors**
Blue Mountain Land Trust
2018 – Present · 3 yrs
Environment

 **Marketing & Development Committee**
Blue Mountain Land Trust
2019 – Present · 2 yrs
Environment

 **Education & development committee**
Blue Mountain Land Trust
2018 – 2019 · 1 yr
Environment

Interests

 **Mainstem Malt**
53 followers

 **Oregon Tilth**
1,329 followers